Plug Power Inc.

968 Albany Shaker Road

Latham, NY 12110

July 14, 2017

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plug Power Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-219079 (Filed June 30, 2017)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Plug Power Inc. (the “Company”) respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Wednesday, July 19, 2017, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Robert P. Whalen, Jr., by facsimile to (617) 801-8906 or by email to RWhalen@goodwinlaw.com.

If you have any questions regarding this request, please contact Robert P. Whalen, Jr. of Goodwin Procter LLP at (617) 570-1394.

[Signature page follows]

Sincerely,

PLUG POWER INC.

/s/ Andrew Marsh
Andrew Marsh
President and Chief Executive Officer

cc:           Robert P. Whalen, Jr., Esq.
                                Goodwin Procter LLP